SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

INTERNATIONAL SEAWAYS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

Y410531021

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The Common Stock has no CUSIP number. The CINS number for the Common Stock is Y41053102.

CUSIP No. Y41053102	Page 2 of 5

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,766,476
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,766,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)

The percentage set forth in Row 13 of this Cover Page is based on the 29,183,431 shares of Common Stock (as defined in Item 1) outstanding as of September 30, 2018, as reported on Form S-3 (as defined in Item 5).

CUSIP No. Y41053102	Page 3 of 5

Item 1. Security of the Issuer.

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2016 (as amended by Amendment No. 1 thereto filed on October 9, 2018, the “Schedule 13D”), relating to the shares of Common Stock, no par value (the “Common Stock”), of International Seaways, Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive office is located at 600 Third Avenue, 39th Floor, New York, New York 10016. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby deleted and replaced with the following:

(a-b) The percentage set forth in this Schedule 13D is based on the Issuer’s 29,183,431 shares of Common Stock outstanding as of September 30, 2018, as reported on the Issuer’s Form S-3 filed with the Securities and Exchange Commission on October 19, 2018 (“Form S-3”). The information set forth in Rows 7-13 of the Cover Page of this Schedule 13D is hereby incorporated herein by reference.

(c)	During the last 60 days, the Investment Manager effected the following transactions in the Common Stock:

Date	Amount	Price per Share	Type of Transaction
September 24, 2018	6,337	$20.50	open market sale
September 24, 2018	5,928	$20.18	open market sale
September 25, 2018	20,000	$20.45	open market sale
September 25, 2018	7,582	$20.57	open market sale
September 26, 2018	4,909	$20.40	open market sale
September 28, 2018	7,481	$20.00	open market sale
October 1, 2018	5,872	$21.46	open market sale
October 1, 2018	10,000	$21.62	open market sale
October 1, 2018	10,000	$20.62	open market sale
October 2, 2018	5,417	$21.90	open market sale
October 2, 2018	15,236	$21.94	open market sale
October 2, 2018	10,000	$21.91	open market sale
October 2, 2018	8,831	$21.93	open market sale
October 2, 2018	10,000	$21.99	open market sale
October 2, 2018	10,000	$21.81	open market sale
October 2, 2018	10,000	$21.66	open market sale
October 3, 2018	1,984	$22.23	open market sale
October 3, 2018	647	$22.20	open market sale
October 3, 2018	10,000	$22.24	open market sale
October 3, 2018	10,000	$21.96	open market sale
October 4, 2018	7,611	$21.86	open market sale
October 5, 2018	9,900	$21.32	open market sale
October 5, 2018	2,929	$21.47	open market sale
October 8, 2018	10,000	$21.31	open market sale
October 9, 2018	1,734	$22.00	open market sale
October 9, 2018	10,000	$21.89	open market sale
October 10, 2018	12,053	$21.63	open market sale
October 11, 2018	10,000	$20.88	open market sale
October 11, 2018	3,805	$21.01	open market sale
October 12, 2018	8,217	$20.51	open market sale
October 12, 2018	486	$20.63	open market sale
October 15, 2018	10,000	$20.66	open market sale
October 15, 2018	6,498	$20.91	open market sale
October 16, 2018	9,263	$20.96	open market sale
October 16, 2018	9,861	$21.43	open market sale

CUSIP No. Y41053102	Page 4 of 5

Date	Amount	Price per Share	Type of Transaction
October 17, 2018	10,000	$21.36	open market sale
October 17, 2018	5,002	$21.67	open market sale
October 18, 2018	4,298	$21.52	open market sale
October 19, 2018	3,517	$21.17	open market sale
October 19, 2018	20,000	$21.30	open market sale
October 19, 2018	10,000	$21.44	open market sale
October 19, 2018	6,559	$21.55	open market sale
October 22, 2018	10,000	$21.23	open market sale
October 22, 2018	4,932	$21.30	open market sale
October 23, 2018	5,000	$20.46	open market sale
October 23, 2018	5,000	$20.75	open market sale
October 23, 2018	5,000	$20.76	open market sale
October 23, 2018	5,000	$20.98	open market sale
October 23, 2018	5,000	$21.09	open market sale
October 24, 2018	2,570	$20.66	open market sale
October 24, 2018	1,800	$20.96	open market sale
October 25, 2018	7,090	$20.02	open market sale
October 26, 2018	10,000	$20.03	open market sale
October 26, 2018	5,000	$20.27	open market sale
October 26, 2018	5,000	$20.47	open market sale
October 26, 2018	1,776	$20.51	open market sale
October 29, 2018	7,989	$21.01	open market sale
October 29, 2018	8,300	$21.21	open market sale
October 29, 2018	10,000	$21.30	open market sale
October 29, 2018	10,000	$21.96	open market sale
October 29, 2018	5,644	$21.99	open market sale
October 29, 2018	6,085	$21.69	open market sale
October 30, 2018	10,000	$21.77	open market sale
October 30, 2018	8,500	$21.82	open market sale
October 30, 2018	4,572	$21.74	open market sale
October 31, 2018	7,801	$21.71	open market sale
October 31, 2018	2,136	$21.53	open market sale
November 1, 2018	10,000	$21.71	open market sale
November 1, 2018	15,000	$21.69	open market sale
November 1, 2018	435	$22.15	open market sale
November 1, 2018	4,780	$22.05	open market sale
November 2, 2018	10,000	$21.65	open market sale
November 2, 2018	10,000	$21.66	open market sale
November 2, 2018	4,103	$22.16	open market sale

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: November 2, 2018

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ Eric M. Albert
Name: Eric M. Albert, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)